UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AdaptHealth Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00653Q102
(CUSIP Number)

Everest Hill Group Inc.
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG1110

With copies to:

Travis L. Gering
Wuersch & Gering LLP
100 Wall Street, 10th Floor
New York, New York 10005
(212) 509-5050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Clifton Bay Offshore Investments L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 9,721,412 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
9,721,412 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
7.14%
10.	Type of Reporting Persons (See Instructions) PN

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Clifton Bay Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 9,721,412 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
9,721,412 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
7.14%
10.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Everest Hill Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 9,951,783 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
9,951,783 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
7.31%
10.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Vicali Services (BVI) Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 9,951,783 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
9,951,783 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
7.31%
10.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Q Management Services (PTC) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 9,951,783 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
9,951,783 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
7.31%
10.	Type of Reporting Persons (See Instructions) CO

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Quadrant Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 230,371 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
230,371 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
0.17%
10.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Susan V. Demers
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 9,951,783 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
9,951,783 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
7.31%
10.	Type of Reporting Persons (See Instructions) IN

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Andrea J. Douglas
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 9,951,783 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
9,951,783 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
7.31%
10.	Type of Reporting Persons (See Instructions) IN

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Wayne Quasha
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Australia
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 9,951,783 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
9,951,783 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
7.31%
10.	Type of Reporting Persons (See Instructions) IN

CUSIP No. 00653Q102

1.	Names of Reporting Persons. Alan Quasha
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	0	Sole Voting Power
	1	Shared Voting Power 230,371 Shares of Common Stock
	2	Sole Dispositive Power
	3	Shared Dispositive Power
0
7.	Aggregate Amount Beneficially Owned by Each Reporting Persons
230,371 Shares of Common Stock
8.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
9.	Percent of Class Represented by Amount in Row (11)
0.17%
10.	Type of Reporting Persons (See Instructions) IN

CUSIP No. 00653Q102

This Amendment No. 2 (this "Amendment") amends and restates in its entirety the statement on Schedule 13D originally filed by Reporting Persons on November 8, 2019 (the "Schedule 13D") and the Schedule 13 D/A filed on November 4, 2022, as a result of Clifton Bay Offshore Investments L.P. trading shares of Common Stock between November 11, 2022 and August 9, 2023. Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share ("Common Stock") of AdaptHealth Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 220 West Germantown Pike, Suite 250, Plymouth Meeting, PA 19462.

Item 2. Identity and Background

Item 2(a)-(c).

This Schedule D is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"):

(i) Clifton Bay Offshore Investments L.P. ("Clifton Bay Investments")

(ii) Clifton Bay Management Ltd. ("Clifton Bay Management")

(iii) Everest Hill Group Inc. ("Everest Hill")

(iv) Vicali Services (BVI) Inc. ("Vicali")

(v) Q Management Services (PTC) Ltd. ("Q Management")

(vi) Quadrant Management LLC ("Quadrant")

(vii) Susan V. Demers ("Demers")

(viii) Andrea J. Douglas ("Douglas")

(ix) Wayne Quasha ("Wayne Quasha")

(x) Alan Quasha ("Alan Quasha")

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Persons or any other person.

Clifton Bay Investments holds 9,721,412 shares of Common Stock including (i) 665,628 shares of Common Stock underlying warrants that are currently exercisable; and (ii) 600,000 shares of Common Stock underlying 6,000 call options exercisable at $15.00 per share.  Quadrant holds 230,371 shares of Common Stock, including 41,473 shares of Common Stock underlying warrants that are currently exercisable).

The general partner of Clifton Bay Investments is Clifton Bay Management, which is indirectly owned by the Trustee of the Everest Trust ("Everest Trust"), a trust settled by Mr. Wayne Quasha. Q Management, as Trustee of Everest Trust, owns all of the shares of Everest Hill, which indirectly controls Clifton Bay Management. Vicali, is the sole director of Everest Hill and Q Management, and Demers, a United States citizen, and Douglas, a citizen of New Zealand, are the directors of Vicali and each of them has voting power over Vicali and thus power over investment and voting determinations made by Clifton Bay Management. Quadrant is owned by Everest Hill. Mr. Wayne Quasha ultimately beneficially owns all of the shares of Everest Hill, and as such, is in a position, indirectly, to determine the investment and voting decisions made by Everest Hill and Clifton Bay Management.

CUSIP No. 00653Q102

The principal business address and principal business or occupation of each Reporting Persons is as follows:

Name and Business Address	Principal Business or Occupation

Clifton Bay Offshore Investments LP Tropic Isle Building P.O. BOX 3331 Road Town, Tortola British Virgin Islands VG 1110	Investment Holdings Company

Clifton Bay Management Ltd. Tropic Isle Building P.O. BOX 3331 Road Town, Tortola British Virgin Islands VG 1110	General Partner of Clifton Bay Investments

Everest Hill Group Inc. Tropic Isle Building P.O. BOX 3331 Road Town, Tortola British Virgin Islands VG 1110	Investment Holding Company

Vicali Services (BVI) Inc. Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Corporate director to various companies

Q Management Services (PTC) Ltd. Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Trustee of Everest Trust

Quadrant Management LLC 510 Madison Avenue, 18th Floor New York, NY 10022	Investment management company

Susan V. Demers Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Attorney

Andrea J. Douglas Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Accountant

CUSIP No. 00653Q102

Wayne Quasha c/o PFD Corporate Services (BVI) Limited Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG1110	Settlor of Everest Trust

Alan Quasha 510 Madison Avenue, 18th Floor New York, NY 10022	Director and President of Quadrant

Item 2(d)-(e). During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration

The information set forth in Item 4 and Item 5(c) below is incorporated by reference in its entirety into this Item 3. Everest Hill beneficially acquired the shares set forth in Item 5(c) for in connection with a share exchange merger transaction with DFB Healthcare Acquisition Corp. which closed on November 8, 2019.  The legal acquisition of such shares was effectuated through Clifton Bay Investments, which is controlled by Everest Hill.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes.  The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry.  Depending on the market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, the Reporting Persons may from time to time acquire additional shares of Common Stock that such Reporting Persons now owns or may hereafter acquire.

Without limitation, the foregoing (and consistent with its investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to its investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b). The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percent of class was calculated based on 136,106,010 shares of Common Stock outstanding as of June 30, 2023, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023.

Everest Hill is deemed to have the power to vote or to direct the vote of, and to dispose or direct the disposition on, the Common Stock of the Issuer beneficially owned by Everest Hill.  Because of their relationship to Everest Hill as identified in Item 2 above, each Wayne Quasha, Vicali, Demers and Douglas share voting and dispositive power with regard to Common Stock owned by Clifton Bay Investments.  Each of Vicali, Demers and Douglas disclaim any beneficial ownership interest in Common Stock of the Issuer owned by Clifton Bay Investments, indirectly owned through Everest Hill.

CUSIP No. 00653Q102

Item 5(c). The transactions set forth on Schedule A, incorporated herein by reference to Exhibit 99.2 hereto, were effectuated by the reporting persons during the sixty days preceding the date of filing of this Schedule 13D/A between November 11, 2022 and August 9, 2023.

Item 5(d). Not applicable.

Item 5(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or vestment power over securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed by the Reporting Persons on January 9, 2020.

Exhibit 99.2	Schedule A, setting forth transactions effectuated by the reporting persons between November 11, 2022 and August 9, 2023.

[Signature Page Follows]

CUSIP No. 00653Q102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2023

CLIFTON BAY OFFSHORE INVESTMENTS L.P.

 By: Clifton Bay Management Ltd., its general partner

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

CLIFTON BAY MANAGEMENT LTD.

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

EVEREST HILL GROUP INC.

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

Q MANAGEMENT SERVICES (PTC) LTD.

 By: Vicali Services (BVI) Inc., Its Director

 By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

 By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

VICALI SERVICES (BVI) INC.

By: /s/ Susan V. Demers

 Name: Susan V. Demers

 Title:  Director

CUSIP No. 00653Q102

By: /s/ Andrea J. Douglas

 Name: Andrea J. Douglas

 Title:  Director

QUADRANT MANAGEMENT LLC

By: /s/ Alan Quasha

 Name: Alan Quasha

 Title:  Director and President

/s/ Susan V. Demers

Susan V. Demers, individually

/s/ Andrea J. Douglas

Andrea J. Douglas, individually

/s/ Wayne Quasha

Wayne Quasha, individually

/s/ Alan Quasha

Alan Quasha, individually